UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Schick Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

806683 10 8

(CUSIP Number)

Timothy P. Sullivan

Nicholas W. Alexos

Madison Dearborn Partners, LLC

Three First National Plaza, Suite 3800

Chicago, Illinois  60602

(312) 895-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

James S. Rowe

Kirkland & Ellis LLP

200 E. Randolph Drive

Chicago, Illinois 60601

(312) 861-2000

September 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806683 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sirona Holdings Luxco S.C.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 6,842,382 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,842,382 shares of Common Stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.2% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sirona Holdings S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 6,842,382 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,842,382 shares of Common Stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.2% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MDCP IV Global Investments LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 6,842,382 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,842,382 shares of Common Stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.2% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MDCP IV Global GP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 6,842,382 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,842,382 shares of Common Stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.2% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MDP Global Investors Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 6,842,382 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,842,382 shares of Common Stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.2% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 6,842,382 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,842,382 shares of Common Stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.2% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Schick Technologies, Inc., a Delaware corporation (“Schick”).  The principal executive offices of Schick are located at 30-00 47th Avenue, Long Island City, NY  11101.

Item 2.	Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)            Sirona Holdings Luxco S.C.A. (“Luxco”), an entity organized under the laws of the Grand Duchy of Luxembourg, by virtue of its deemed beneficial ownership of 6,842,382 shares of Common Stock of Schick;

(ii)           Sirona Holdings S.A. (“Holdings”), an entity organized under the laws of the Grand Duchy of Luxembourg, by virtue of its being the sole manager of Luxco;

(iii)          MDCP IV Global Investments LP (“MDCP IV Global Investments”), a Cayman Islands limited partnership, by virtue of its being the controlling shareholder of Holdings;

(iv)          MDCP IV Global GP, LP (“MDCP IV Global GP”), a Cayman Islands limited partnership, by virtue of its being the sole general partner of MDCP IV Global Investments and a shareholder of Holdings;

(v)           MDP Global Investors Limited (“MDP Global Investors”), a company incorporated in the Cayman Islands with limited liability, by virtue of its being the sole general partner of MDCP IV Global GP; and

(vi)          Madison Dearborn Partners, LLC (“Madison Dearborn Partners”), a Delaware limited liability company, at whose direction each of the above-referenced entities have been formed,

all of whom are collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Certain information required by this Item 2 concerning the executive officers and directors of Holdings, MDP Global Investors and Madison Dearborn Partners is set forth on Schedule A attached hereto, which is incorporated herein by reference.

The address of the principal business office of Luxco is 8-10, rue Mathias Hardt, L-1717  Luxembourg.  The address of the principal business office of Holdings is 10, rue Henri M. Schnadt, L-2530  Luxembourg.  The address of the principal business office of each of MDCP IV Global Investments, MDCP IV Global GP and MDP Global Investors is c/o Walkers SPV Limited, Walker House, P.O. Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands.  The address of the principal business office of Madison Dearborn Partners is Three First National Plaza, Suite 3800, Chicago, Illinois  60602.

Luxco was formed in June of 2005 by affiliates of Madison Dearborn Partners to acquire Blitz 05-118 GmbH, a corporation established under the laws of the Federal Republic of Germany and to be renamed Sirona Holding GmbH (“Sirona”).  Sirona is a parent of Sirona Dental Systems GmbH, which is a manufacturer of dental equipment including treatment units, instruments, dental imaging systems and dental CAD/CAM systems.  Holdings is engaged primarily in the business of serving as the manager for Luxco.  MDCP IV Global Investments is a private equity investment fund formed by Madison Dearborn Partners.  MDCP IV Global GP is engaged primarily in the business of serving as the general partner of MDCP IV Global Investments.  MDP Global Investors is engaged primarily in the business of serving as the general partner of MDCP IV Global GP.  Madison Dearborn Partners is primarily engaged in serving as the general partner for private equity funds engaged primarily in the business of investing and managing private equity investments.

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Luxco and each of William K. Hood, Curtis M. Rocca, Euval Barrakette, Dr. Allen Schick, Arthur D. Kowaloff, Michael Stone, Jeffrey Slovin, Greystone Funding Corporation and Stan Mandelkern (collectively, the “Stockholders”) entered into Voting Agreements and Irrevocable Proxies (each, a “Voting Agreement” and, collectively, the “Voting Agreements”) dated September 25, 2005 as an inducement for Luxco and Sirona to enter into the Exchange Agreement, dated as of September 25, 2005 (the “Exchange Agreement”), by and among Schick, Luxco and Sirona.  An aggregate of 6,842,382 shares of Common Stock (including 968,578 outstanding options held by the Stockholders which are either currently exercisable or exercisable within 60 days of September 25, 2005) are subject to the terms of the Voting Agreements.  Each Stockholder’s obligations under the respective Voting Agreement are individual obligations and are not joint or several obligations.

The transactions contemplated by the Voting Agreements are not expected to require the expenditure of any funds.  No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

Pursuant to the Exchange Agreement, which is incorporated herein by reference to Exhibit 99.B hereto, (i) Luxco will transfer to Schick 100% of the issued and outstanding share capital of Sirona and a Promissory Note issued June 30, 2005 by Sirona to Luxco in the original principal amount of €150,992,464 and (ii) Schick will issue to Luxco 36,972,480 shares of Common Stock (the “Exchange”).  After the Exchange, Sirona will be a wholly-owned subsidiary of Schick.  In connection with the Exchange, Schick will seek to amend its certificate of incorporation to increase the number of authorized shares of Common Stock and to change its corporate name to Sirona Dental Systems, Inc. (the “Certificate Amendment”) and Schick will deliver a proxy statement to all of its holders of outstanding shares of Common Stock with respect to the approval of the Certificate Amendment, the Exchange and the adoption of the Exchange Agreement.  The Exchange and the Certificate Amendment are referred to herein as the “Transactions.”

Pursuant to the Voting Agreements, each Stockholder has agreed, among other things, to vote, or provide a consent with respect to, such Stockholder’s shares of Common Stock that are subject to the Voting Agreements (the “Subject Shares”) at any meeting of holders of Common Stock of Schick or in connection with any action by written consent: (i) in favor of the adoption of the Exchange Agreement and the Certificate Amendment and in favor of the transactions contemplated by the Exchange Agreement and any actions required in furtherance thereof; (ii) against any other merger, consolidation, combination, sale of substantial assets, sale of capital stock, sale of debt securities, reorganization, recapitalization, tender offer, dissolution, liquidation or winding up of or by Schick or any of its subsidiaries or any Competing Transaction (as defined in the Exchange Agreement) with respect to Schick (other than thet Exchange Agreement and the transactions contemplated thereby); and (iii) against any amendment of Schick’s bylaws or certificate of incorporation (other than the Certificate Amendment) or other action or agreement that would impede, frustrate, hinder, delay, prevent or nullify the Voting Agreements, the Exchange Agreement, the Certificate Amendment or the transactions contemplated by the Voting Agreements or the Exchange Agreement or result in a breach in any respect of any covenant, representation or warranty or any other obligation of Schick under the Exchange Agreement.  Pursuant to the Voting Agreements, each Stockholder granted to Luxco an irrevocable proxy and appointed Luxco, or any nominee of Luxco, as its attorney-in-fact and proxy, with full power of substitution, for and in its name, place and stead, to vote (by written consent or otherwise) such Stockholder’s Subject Shares at any meeting of the stockholders of Schick on the matters and in the manner described in the immediately preceding sentence.

In addition, subject to certain limited exceptions, each Stockholder has agreed under the Voting Agreements not to (i) sell, transfer, pledge or otherwise encumber, assign or otherwise dispose of any of such Stockholder’s Subject Shares or any option or other right to acquire any shares of capital stock of Schick (an “Option”), (ii) enter into any contract, agreement, option or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of such Stockholder’s Subject Shares or Options, (iii) grant any proxy, power-of-attorney, option or other authorization in or with respect to such Stockholder’s Subject Shares or Options or (iv) deposit such Stockholder’s Subject Shares or Options into a voting trust or enter into a voting agreement or arrangement with respect to such Stockholder’s Subject Shares or Options.

Pursuant to the Voting Agreements, each Stockholder has also agreed that it will not, and will not authorize or permit any of its officers, directors and affiliates and it will use its commercially reasonable efforts to cause its agents, employees and advisors not to, directly or indirectly: (i) solicit, initiate or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or is reasonably expected to lead to, any Competing Transaction relating to Schick or its subsidiaries (other than the Transactions); (ii) enter into or maintain or continue discussions or negotiations with any person (other than Luxco or its affiliates) in furtherance of such inquiries or to obtain a Competing Transaction relating to Schick or its subsidiaries; (iii) agree to any Competing Transaction (other than the Transactions) relating to Schick or its subsidiaries; or (iv) endorse any Competing Transaction (other than the Transactions) relating to Schick or its subsidiaries.

The purpose of entering into the Voting Agreements was to induce Luxco and Sirona to enter into the Exchange Agreement and to facilitate the approval of the Transactions.

There are several conditions to the consummation of the Exchange pursuant to the terms of the Exchange Agreement, including: (i) a condition that all of the directors on Schick’s board of directors other than William K. Hood, Arthur D. Kowaloff and Jeffrey T. Slovin must resign, the number of directors on Schick’s board of directors must be increased to ten and Timothy P. Sullivan, Nicholas W. Alexos, Timothy Sheehan, David Beecken, Harry M. Jansen Kraemer, Jr., Jost Fischer and Simone Blank, or such other persons as designated by Luxco prior to the closing of the Exchange, must be elected to fill the vacancies and to serve as directors of Schick; and (ii) a condition that the Certificate Amendment must have been filed with the Secretary of State of the State of Delaware and must have become effective.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a)           The acquisition by any person of additional securities of Schick, or the disposition of securities of Schick;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Schick or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of Schick or any of its subsidiaries;

(d)           Any change in the present board of directors or management of Schick, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of Schick;

(f)            Any other material change in Schick’s business or corporate structure;

(g)           Changes in Schick’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Schick by any person;

(h)           Causing a class of securities of Schick to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of Schick becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The foregoing discussion is qualified in its entirety by reference to the Exchange Agreement and the Voting Agreements, the terms of each of which are incorporated herein by reference to Exhibits 99.B and 99.C hereto.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)–(b)    Upon the execution of the Voting Agreements, Luxco may be deemed to have acquired “beneficial ownership” (as defined in Rule 13d-3 promulgated under the Exchange Act) of the Subject Shares under each Voting Agreement.  Pursuant to the Voting Agreements, Luxco may be deemed to have the shared power to vote the Subject Shares under each Voting Agreement with respect to the matters set forth in such Voting Agreements.  Luxco has neither sole nor shared dispositive power over the Subject Shares pursuant to the terms of the Voting Agreements.  As of September 25, 2005, the aggregate number of Subject Shares under the Voting Agreements totaled 6,842,382 and constituted approximately 40.2% of the issued and outstanding Common Stock.  968,578 of the 6,842,382 Subject Shares are not currently issued and outstanding but only issuable upon the exercise of outstanding options held by the Stockholders which are either currently exercisable or exercisable within 60 days of September 25, 2005.

Holdings, as the sole manager of Luxco, may be deemed to have acquired beneficial ownership of the Subject Shares pursuant to the terms of the Voting Agreements and to have the shared power to vote the Subject Shares with respect to the matters set forth in the Voting Agreements.

MDCP IV Global Investments is the controlling shareholder of Holdings.  By virtue of this relationship, MDCP IV Global Investments may be deemed to have acquired beneficial ownership of the Subject Shares pursuant to the terms of the Voting Agreements and to have the shared power to vote the Subject Shares with respect to the matters set forth in the Voting Agreements.

MDCP IV Global GP, as the sole general partner of MDCP IV Global Investments, may be deemed to have acquired beneficial ownership of the Subject Shares pursuant to the terms of the Voting Agreements and to have the shared power to vote the Subject Shares with respect to the matters set forth in the Voting Agreements.

MDP Global Investors, as the sole general partner of MDCP IV Global GP, may be deemed to have acquired beneficial ownership of the Subject Shares pursuant to the terms of the Voting Agreements and to have the shared power to vote the Subject Shares with respect to the matters set forth in the Voting Agreements.

Madison Dearborn Partners, by virtue of its role in directing the formation of each of the above-referenced Reporting Persons, may be deemed to have acquired beneficial ownership of the Subject Shares pursuant to the terms of the Voting Agreements and to have the shared power to vote the Subject Shares with respect to the matters set forth in the Voting Agreements.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.  The filing of this Schedule 13D by Luxco, Holdings, MDCP IV Global Investments, MDCP IV Global GP, MDP Global Investors and Madison Dearborn Partners shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the Subject Shares.

All of the percentages calculated in this Schedule 13D are based upon an aggregate of 16,067,940 shares of Common Stock outstanding on September 25, 2005 and 968,578 shares of Common Stock issuable upon the exercise of outstanding options held by the Stockholders which are either currently exercisable or exercisable within 60 days of September 25, 2005.

(c)           Except for the transactions described herein, there have been no other transactions in the securities of Schick effected by the Reporting Persons in the last 60 days.

(d)           To the knowledge of the Reporting Persons, only the Stockholders have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Subject Shares.

(e)           Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of Schick, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.A—Schedule 13D Joint Filing Agreement, dated September 27, 2005, by and among Luxco, Holdings, MDCP IV Global Investments, MDCP IV Global GP, MDP Global Investors and Madison Dearborn Partners.

Exhibit 99.B—Exchange Agreement, dated as of September 25, 2005, by and among Luxco, Sirona and Schick (incorporated by reference to Exhibit 99.1 to Schick’s Current Report on Form 8-K filed with the Commission on September 26, 2005)

Exhibit 99.C— Voting Agreements and Irrevocable Proxies, each dated as of September 25, 2005, by and between Luxco and each of the Stockholders

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  September 27, 2005

SIRONA HOLDINGS LUXCO S.C.A.

By:	Sirona Holdings S.A.
Its:	Manager

By:	/s/ TIMOTHY SULLIVAN
Name:	Timothy Sullivan
Its:	A Director

By:	/s/ CATHERINE KOCH
Name:	Catherine Koch
Its:	B Director

SIRONA HOLDINGS S.A.

By:	/s/ TIMOTHY SULLIVAN
Name:	Timothy Sullivan
Its:	A Director

By:	/s/ CATHERINE KOCH
Name:	Catherine Koch
Its:	B Director

MDCP IV GLOBAL INVESTMENTS LP

By:	MDCP IV Global GP, LP
Its:	General Partner

By:	MDP Global Investors Limited
Its:	General Partner

By:	/s/ TIMOTHY SULLIVAN
Name:	Timothy Sullivan
Its:	Managing Director

MDCP IV GLOBAL GP, LP

By:	MDP Global Investors Limited
Its:	General Partner

By:	/s/ TIMOTHY SULLIVAN
Name:	Timothy Sullivan
Its:	Managing Director

MDP GLOBAL INVESTORS LIMITED

By:	/s/ TIMOTHY SULLIVAN
Name:	Timothy Sullivan
Its:	Managing Director

MADISON DEARBORN PARTNERS, LLC

By:	/s/ TIMOTHY SULLIVAN
Name:	Timothy Sullivan
Its:	Managing Director

SCHEDULE A

Directors and Executive Officers of Holdings:  Holdings is the sole manager of Luxco and is governed by a Board of Directors consisting of two A Directors and two B Directors.  The two A Directors are Timothy P. Sullivan and Nicholas W. Alexos, both of whom are Managing Directors of Madison Dearborn Partners.  The two B Directors are Catherine Koch and Alain Peigneux, both of whom are General Managers of Mercuria Services, S.A., an independent business service company that performs certain services for Holdings.  The principal business address of Timothy P. Sullivan and Nicholas W. Alexos, each of whom is a United States citizen, is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 3800, Chicago, Illinois  60602, telephone (312) 895-1000.  The principal business address of Catherine Koch, who is a citizen of France and a resident of Luxembourg, and Alain Peigneux, who is a citizen of Belgium and a resident of Luxembourg, is c/o Mercuria Services, S.A., 8-10, rue Mathias Hardt, L1717 Luxembourg.

Directors and Executive Officers of MDP Global Investors:  MDP Global Investors is the sole general partner of MDCP IV Global GP, which is the sole general partner of MDCP IV Global Investments, which is the controlling shareholder of Holdings.  The following individuals are Managing Directors of MDP Global Investors: Paul R. Wood, David F. Mosher, John A. Canning, Jr., Paul J. Finnegan, Samuel M. Mencoff, James N. Perry Jr., Benjamin D. Chereskin, Timothy P. Sullivan, Nicholas W. Alexos, Timothy M. Hurd, Robin P. Selati, Thomas S. Souleles and Mark B. Tresnowski.  The principal business address of each of these individuals is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 3800, Chicago, Illinois  60602, telephone (312) 895-1000.  Each Managing Director of MDP Global Investors is a United States citizen.

Directors and Executive Officers of Madison Dearborn Partners:  Madison Dearborn Partners is responsible for forming the other Reporting Persons described herein.  The following individuals are Managing Directors of Madison Dearborn Partners: Paul R. Wood, David F. Mosher, John A. Canning, Jr., Paul J. Finnegan, Samuel M. Mencoff, James N. Perry Jr., Benjamin D. Chereskin, Timothy P. Sullivan, Nicholas W. Alexos, Timothy M. Hurd, Robin P. Selati, Thomas S. Souleles and Mark B. Tresnowski.  Mr. Tresnowski is also General Counsel of Madison Dearborn Partners.  In addition, Michael J. Wilson is the Vice President and Chief Financial Officer of Madison Dearborn Partners and Kenneth Redman is the Director of Tax for Madison Dearborn Partners.  The principal business address of each of these individuals is c/o Madison Dearborn Partners, LLC., Three First National Plaza, Suite 3800, Chicago, Illinois  60602, telephone (312) 895-1000.  Each Managing Director and executive officer of Madison Dearborn Partners is a United States citizen.